UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                 FORM 6-K

  Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
                     Securities Exchange Act of 1934

For the month of     November, 2004
Commission File Number    0-26104

                         TESMA INTERNATIONAL INC.
              (Translation of registrant's name into English)

               1000 Tesma Way, Concord, Ontario, Canada L4K 5R8
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                        Form 20-F      Form 40-F..X..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                           Yes ....       No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

                                          SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      TESMA INTERNATIONAL INC.
                                      (Registrant)

                                      By:   /s/Stefan T. Proniuk
Date:  November 2, 2004.              Stefan T. Proniuk
                                      Vice-President, Secretary and General
                                      Counsel

                                    EXHIBITS


EXHIBIT 99

Press release of the Registrant dated November 1, 2004 with respect to the Registrant's 2004 Third Quarter Results, including its unaudited interim consolidated financial statements and management's discussion and analysis of results of operations and financial position for the third quarter and nine-month period ended September 30, 2004.